*KH 3/11

[redacted]

14046281

SECU. ...ON

Washington, D.C. 20549

SEC Mail Processing Section FEB 26 2014 Washington DC 404

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SEC FILE NUMBER
8-68304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Latour Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 10th Floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Faucon — 212-219-6000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Faucon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Latour Trading LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SZE KAN YEUNG
NOTARY
NO. 01YE6151803
QUALIFIED IN
QUEENS COUNTY
COMM. EXP.
08/28/2014
PUBLIC
STATE OF NEW YORK

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

LATOUR TRADING LLC

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-8

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Latour Trading LLC

We have audited the accompanying statement of financial condition of Latour Trading LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Latour Trading LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 24, 2014

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash	$ 4,115,020
Receivable from clearing brokers	204,737,162
Securities owned, at fair value	390,665,419
Other assets	1,911,062
	$ 601,428,663
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 550,463,564
Accounts payable and accrued expenses	1,853,944
Due to Managing Member	1,167,578
Total liabilities	553,485,086
Members' equity	47,943,577
	$ 601,428,663

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Latour Trading LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital Investments LLC (the "Parent"). Tower Research Capital LLC is the managing member ("Managing Member") of the Company. The Company's operations consist primarily of proprietary trading in, but not limited to, equities and futures markets in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, including the CBOE Stock Exchange ("CBSX"), which is its designated examining authority.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day.

Revenue and Expense Recognition from Securities Transactions and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Exchange Rebates

The Company routes orders to national securities exchanges. Those exchanges charge fees for certain orders and provide rebates for others as described in each exchange's fee schedule. This amount represents an excess of such rebates earned by the Company over such fees charged to the Company in the aggregate across all exchanges. During 2013, the Company incurred $57,721,564 of exchange fees and received $81,997,309 of exchange rebates, resulting in total net exchange rebates of $24,275,745.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's owner remains subject to income tax audits for the period beginning and subsequent to 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

2. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2013
Assets (at fair value)	
Total Investments in securities	
Common Stocks	$ 390,665,419
Liabilities (at fair value)	
Total securities sold short	
Common Stocks	$ 550,463,564

3. Futures contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by an FCM, the Company is exposed to counterparty risk related to the viability of the FCM.

Futures contracts are carried at fair value. Fair value for exchange traded futures is based on quoted market prices. Unrealized gains of $789,605 and unrealized losses of $426,265 for level 1 futures are included in the receivable from clearing brokers balance on the Statement of Financial Condition. For purposes of complying with Accounting Standards Update 2011-11, which became effective in 2013, the unrealized gains and losses in futures are netted against each other and the net amount of $363,340 in futures transactions is included in the receivable from clearing brokers at December 31, 2013. As of that date, the Company had 1,881 long futures contracts with a notional value of $412,142,815 and 2,575 short futures contracts with a notional value of $229,806,970. The Company's futures trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

The Company's gains related to futures trading activities for the year ended December 31, 2013, in accordance with accounting standards related to futures instruments and hedging activities are $867,979,880. These gains are not representative of the Company's individual business unit results because many of the Company's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. These gains are included in principal transactions in the Statement of Operations.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 under the alternative standard. Since the company is a market maker, based on the number of markets it makes, it is subject to having minimum net capital of $1,000,000. Beginning in 2013, the Company has elected to operate under paragraph (a)(6) of the rule and has agreed with its clearing firm to maintain certain amounts of equity in furtherance of their relationship. At December 31, 2013, the Company's net capital was $45,751,731, which was $44,751,731 in excess of its minimum requirement of $1,000,000.

5. Off-balance sheet risk

The Company maintains short positions in securities and futures contracts that may increase in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Receivable from clearing brokers

The amounts receivable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

The Company carries its receivables from clearing brokers account at a value that includes an aggregate of net cash balances and the equity or deficit in open futures transactions, less an allowance for doubtful accounts. On a periodic basis, as applicable, the Company evaluates these accounts and establishes an allowance for doubtful accounts, if needed, based on a history of past write-offs and collections and current credit conditions.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. The Company does not consider itself to be at risk with respect to its cash balances.

A significant portion of the Company's equity is manifested in securities and futures positions and cash balances carried by the Company's clearing brokers. The Company monitors the financial standing of these clearing brokers and is confident that it does not have significant risk in regard to its relationships.

8. Contingencies

The SEC's New York Regional Office staff conducted an examination of the Company that began on November 23, 2011. The SEC is conducting a follow-up investigation based on the results of that examination, which were reflected in a letter from the staff issued on September 28, 2012, to which the Company responded on November 19, 2012. As of the date hereof, the investigation is ongoing. The primary issue in the examination and follow-up investigation relates to methodologies underlying the Company's net capital calculation that were discontinued during 2012. As of the date hereof, the investigation is ongoing and, accordingly, its outcome is currently not determinable.

9. Exemption from Rule 15c3-3

The Company transacts business only for its own account and not for the account of any customers. The Securities and Exchange Commission Rule 15c3-3 does not apply to the Company.

10. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

11. Related party transactions

The Company has an expense sharing agreement with the Managing Member. Pursuant to this expense sharing agreement, the Company pays rent for office space and equipment, office and administrative support services, travel expenses, and other employee related expenses. In addition, the Company pays a system maintenance fee and a fixed dedicated line fee to the Managing Member, which is calculated monthly. For the year ended December 31, 2013, the total fees charged by the Managing Member were $3,343,815, which is reflected as consulting expense on the Statement of Operations. As of December 31, 2013, $1,167,578 is due to the Managing Member related to these expenses, as stated on the Statement of Financial Condition.

The Company has entered into a contract which provides for a portion of the Company's profits to be paid as a consulting incentive. During the year ended December 31, 2013, the Company incurred $55,679,436 of this expense, which is reflected in the Statement of Operations as consulting incentive. At December 31, 2013, a related payable of $375,561 was included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Managing Member shares a stipend with the Company and certain other affiliates on a pro rata basis based on monthly trading volume. Total income for the year ended December 31, 2013 was $175,000 and is included in principal transactions on the Statement of Operations. There is no receivable related to this income as of December 31, 2013.

12. Employee benefit plan

The Company co-sponsors a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution to the Plan at the discretion of the Managing Member. During the year ended December 31, 2013, there was a $58,519 contribution to the Plan.

13. Subsequent events

The Company made a $5,000,000 distribution to its Parent in January 2014. On January 31, 2014, the Parent assigned all of the issued and outstanding limited liability company interests of the Company to the Managing Member. During February 2014, the Company made a distribution of $2,000,000 to the Managing Member, its new owner.